UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

N-able, Inc.

(Name of Issuer)

Common stock, par value $0.001

(Title of Class of Securities)

62878D100

(CUSIP Number)

Michael Hoffmann

c/o Thoma Bravo, L.P.

150 N. Riverside Plaza, Suite 2800

Chicago, Illinois 60606

(312) 254-3300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 19, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box.  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d–7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 62878D100

1	NAMES OF REPORTING PERSON Thoma Bravo Fund XI, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 16,333,201 (See Item 4)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 16,333,201 (See Item 4)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,333,201 (See Item 4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.1% (See Item 4)
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 62878D100

1	NAMES OF REPORTING PERSON Thoma Bravo Fund XI-A, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,202,937 (See Item 4)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,202,937 (See Item 4)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,202,937 (See Item 4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.6% (See Item 4)
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 62878D100

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Thoma Bravo Executive Fund XI, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 360,326 (See Item 4)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 360,326 (See Item 4)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 360,326 (See Item 4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2% (See Item 4)
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 62878D100

1	NAMES OF REPORTING PERSON Thoma Bravo Fund XII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,079,625 (See Item 4)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,079,625 (See Item 4)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,079,625 (See Item 4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5% (See Item 4)
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 62878D100

1	NAMES OF REPORTING PERSON Thoma Bravo Fund XII-A, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,145,401 (See Item 4)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,145,401 (See Item 4)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,145,401 (See Item 4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.0% (See Item 4)
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 62878D100

1	NAMES OF REPORTING PERSON Thoma Bravo Executive Fund XII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 79,070 (See Item 4)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 79,070 (See Item 4)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 79,070 (See Item 4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% (See Item 4)
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 62878D100

1	NAMES OF REPORTING PERSON Thoma Bravo Executive Fund XII-A, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 70,260 (See Item 4)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 70,260 (See Item 4)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 70,260 (See Item 4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% (See Item 4)
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 62878D100

1	NAMES OF REPORTING PERSON Thoma Bravo Special Opportunities Fund II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,610,607 (See Item 4)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,610,607 (See Item 4)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,610,607 (See Item 4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.7% (See Item 4)
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 62878D100

1	NAMES OF REPORTING PERSON Thoma Bravo Special Opportunities Fund II-A, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,209,216 (See Item 4)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,209,216 (See Item 4)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,209,216 (See Item 4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8% (See Item 4)
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 62878D100

1	NAMES OF REPORTING PERSON Thoma Bravo Partners XI, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 34,716,287 (See Item 4)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 34,716,287 (See Item 4)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,716,287 (See Item 4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.4% (See Item 4)
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 62878D100

1	NAMES OF REPORTING PERSON Thoma Bravo Partners XII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 15,374,356 (See Item 4)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 15,374,356 (See Item 4)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,374,356 (See Item 4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.6% (See Item 4)
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 62878D100

1	NAMES OF REPORTING PERSON Thoma Bravo UGP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 50,090,643 (See Item 4)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 50,090,643 (See Item 4)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,090,643 (See Item 4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.0% (See Item 4)
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 62878D100

Item 1.	Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the common stock, par value $0.001 per share (the “Common Stock”) of N-able, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are at 301 Edgewater Dr., Suite 306, Wakefield, Massachusetts 01880.

Item 2.	Identify and Background.

This Schedule 13D is being filed jointly on behalf of the following persons: Thoma Bravo Fund XI, L.P. (“TB Fund XI”), Thoma Bravo Fund XI-A, L.P. (“TB Fund XI-A”), Thoma Bravo Executive Fund XI, L.P. (“TB Exec Fund XI”), Thoma Bravo Fund XII, L.P. (“TB Fund XII”), Thoma Bravo Fund XII-A, L.P. (“TB Fund XII-A”), Thoma Bravo Executive Fund XII, L.P. (“TB Exec Fund XII”), Thoma Bravo Executive Fund XII-A, L.P. (“TB Exec Fund XII-A”), Thoma Bravo Special Opportunities Fund II, L.P. (“TB SOF II”), Thoma Bravo Special Opportunities Fund II-A, L.P. (“TB SOF II-A”), Thoma Bravo Partners XI, L.P. (“TB Partners XI”), Thoma Bravo Partners XII, L.P. (“TB Partners XII”) and Thoma Bravo UGP, LLC (“TB, LLC” and, collectively, the “Reporting Persons”). TB Fund XI, TB Fund XI-A, TB Exec Fund XI, TB Fund XII, TB Fund XII-A, TB Exec Fund XII, TB Exec Fund XII-A, TB SOF II and TB SOF II-A are collectively referred to herein as the “Thoma Bravo Funds.”

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is attached hereto as Exhibit 1.

TB Partners XI is the general partner of each of TB Fund XI, TB Fund XI-A, TB Exec Fund XI, TB SOF II and TB SOF II-A. TB Partners XII is the general partner of each of TB Fund XII, TB Fund XII-A, TB Exec Fund XII and TB Exec Fund XII-A. TB, LLC is the ultimate general partner of each of TB Partners XI and TB Partners XII.

Thoma Bravo is a private equity investment firm and the principal business of each of the Reporting Persons is to facilitate the investments of Thoma Bravo. The address of the principal business office of each of the Reporting Persons is c/o Thoma Bravo, L.P. (“Thoma Bravo”), 150 N. Riverside Plaza, Suite 2800, Chicago, Illinois 60606.

Each of the Reporting Persons were organized under the laws of the State of Delaware. The name, business address, present principal occupation or employment and citizenship of each manager of TB, LLC is set forth on Annex A hereto. During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the other persons identified in Annex A: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The Common Stock beneficially owned by the Reporting Persons was acquired on July 19, 2021 in connection with the distribution of shares of Common Stock by SolarWinds Corporation (“SolarWinds”) to holders of SolarWinds common stock as of July 12, 2021 (the “Distribution”). The Reporting Persons did not pay any consideration for the shares received in the Distribution.

Item 4	Purpose of Transaction

The information set forth or incorporated by reference in Item 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.

The Reporting Persons hold the Common Stock for investment purposes. Depending on market conditions and other factors (including evaluation of the Issuer’s businesses and prospects, availability of funds, alternative uses of funds and general economic conditions), the Reporting Persons may from time to time acquire additional securities of the Issuer or dispose of all or a portion of their investment in the Issuer.

Except as set forth in the preceding paragraph and in Item 6 of this Schedule 13D, as of the date hereof, the Reporting Persons do not have any plan or proposal that relates to or would result in any of the transactions enumerated in sub items (a) through (j) of the instructions to Item 4 of this Schedule 13D.

CUSIP No. 62878D100

Item 5	Interest in Securities of the Issuer

The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Items 2, 3 and 6 is incorporated by reference in its entirety into this Item 5.

(a) – (b) In the aggregate, the Reporting Persons beneficially own 50,090,643 shares of Common Stock, or 28.0% of the Common Stock outstanding.

By virtue of the relationship among the Reporting Persons described in Item 2, each such Reporting Person may be deemed to share the power to vote or direct the vote and to share the power to dispose of or direct the disposition of the 50,090,643 shares of Common Stock as set forth in rows 7, 8, 9, 10, 11 and 13 of each of the cover pages of this Schedule 13D.

Calculations of beneficial ownership are based on 178,746,342 shares of Common Stock of the Issuer assumed to be outstanding following the Distribution as set forth in the Issuer’s Information Statement, dated July 12, 2021, circulated to stockholders of SolarWinds in connection with the Distribution and filed as Exhibit 99.3 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 12, 2021.

Certain of the Reporting Persons, certain affiliates of Silver Lake Group, L.L.C. (“Silver Lake”) and certain co-investors of Thoma Bravo, in each case, listed on Annex B attached hereto (collectively, the “Stockholders”) are parties to a Stockholder Agreement (the “Stockholder Agreement”), which contains, among other things, certain provisions relating to transfer of, and coordination of the voting of, securities of the Issuer by the parties thereto.

By virtue of the Stockholders’ Agreement described in Item 6 of this Schedule 13D and the obligations and rights thereunder, the Reporting Persons acknowledge and agree that they are acting as a “group” with the other Stockholders within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Based in part on information provided by or on behalf of the other Stockholders, as of July 19, 2021, such a “group” would be deemed to beneficially own an aggregate of 122,971,296 shares of Common Stock, or 68.8% of the total number of shares outstanding. The Stockholders’ Agreement also provides the Reporting Persons with the right to require the disposition of the Common Shares held by the stockholders listed on Annex B hereto (other than affiliates of Silver Lake). Based in part on information provided by the Issuer, as of July 19, 2021, an aggregate of 11,406,777 shares of Common Stock were subject to such right. The Reporting Persons expressly disclaim beneficial ownership over any shares of Common Stock that they may be deemed to beneficially own solely by reason of the Stockholder Agreement. Certain entities affiliated with Silver Lake Group, L.L.C. (“Silver Lake”) and the stockholders listed on Annex B attached hereto are separately making Schedule 13D filings reporting their beneficial ownership of shares of Common Stock.

Pursuant to Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this statement held by any other person. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Schedule 13D.

(c) Except as otherwise set forth in this Statement, none of the Reporting Persons or, to the best knowledge of such persons, the persons named in Schedule A, has effected any transactions in the Common Stock during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6	Contracts, Arrangements, Understandings and Relationships with Respect to Securities of the Issuer.

Stockholders’ Agreement

In connection with the Distribution, certain of the Reporting Persons, the Silver Lake Funds (as defined below) and the parties set forth on Annex A hereto entered into a stockholders’ agreement with the Issuer. The Stockholders’ Agreement, as further described below, contains specific rights, obligations and agreements of these parties as owners of Common Stock. In addition, the Stockholders’ Agreement contains provisions related to the composition of the Issuer’s board of directors and its committees and provides that the Issuer will be obligated to reimburse the Silver Lake Funds and the Thoma Bravo Funds (collectively, the “Sponsors”) and certain of their affiliates for certain out-of-pocket costs and expenses incurred in connection with the separation and distribution, certain advisory services and their ownership of the Issuer’s stock.

CUSIP No. 62878D100

Voting Agreement

Under the Stockholders’ Agreement, the parties have agreed to take all necessary action, including casting all votes to which such stockholders are entitled to cast at any annual or special meeting of stockholders, to ensure that the composition of the board of directors complies with (and includes all of the nominees in accordance with) the provisions of the Stockholders’ Agreement related to the composition of the Issuer’s board of directors and its committees. Pursuant to the terms of the Stockholders’ Agreement, the Sponsors will be entitled to nominate members of the board of directors as follows:

•

so long as the Silver Lake Funds own, in the aggregate, (i) at least 20% of the aggregate number of outstanding shares of Common Stock immediately following the consummation of the Distribution, affiliates of Silver Lake will be entitled to nominate three directors, (ii) less than 20% but at least 10% of the aggregate number of outstanding shares of Common Stock immediately following the consummation of the distribution, affiliates of Silver Lake will be entitled to nominate two directors, and (iii) less than 10% but at least 5% of the aggregate number of outstanding shares of Common Stock immediately following the consummation of the distribution, affiliates of Silver Lake will be entitled to nominate one director; and

•

so long as the Thoma Bravo Funds and their co-investors own, in the aggregate, (i) at least 20% of the aggregate number of outstanding shares of Common Stock immediately following the consummation of the Distribution, affiliates of Thoma Bravo will be entitled to nominate three directors, (ii) less than 20% but at least 10% of the aggregate number of outstanding shares of Common Stock immediately following the consummation of the Distribution, affiliates of Thoma Bravo will be entitled to nominate two directors, and (iii) less than 10% but at least 5% of the aggregate number of outstanding shares of Common Stock immediately following the consummation of the distribution, affiliates of Thoma Bravo will be entitled to nominate one director.

Notwithstanding the foregoing, the Silver Lake Funds and the Thoma Bravo Funds will each be entitled to nominate three directors only if the total number of directors (inclusive of the number of directors nominated by the Silver Lake Funds and the Thoma Bravo Funds) exceeds seven directors.

The initial Silver Lake Director nominees are Mike Bingle and Michael Widmann and the initial Thoma Bravo Director nominees are Michael Hoffmann and Kristin Nimsger.

Silver Lake and Thoma Bravo Approvals

Under the Stockholders’ Agreement and subject to the Issuer’s restated charter, the Issuer’s restated bylaws and applicable law, for so long as the Sponsors collectively own at least 30% of the aggregate number of outstanding shares of Issuer common stock immediately following the consummation of the distribution, the following actions by the Issuer or any of its subsidiaries would require the prior written consent of each of Silver Lake Partners IV, L.P., Silver Lake Technology Investors IV, L.P., and SLP Aurora Co-Invest, L.P. (the “Silver Lake Funds”) and the Thoma Bravo Funds so long as each are entitled to nominate at least two directors to the Issuer’s board of directors. The actions include:

•	change in control transactions;

•	acquiring or disposing of assets or entering into joint ventures with a value in excess of $150 million;

•	incurring indebtedness in an aggregate principal amount in excess of $150 million;

•	initiating any liquidation, dissolution, bankruptcy or other insolvency proceeding involving the Issuer or any of its significant subsidiaries;

•	increasing or decreasing the size of the Issuer’s board of directors; and

•	terminating the employment of the Issuer’s chief executive officer or hiring a new chief executive officer.

Transfer Restrictions

Under the Stockholders’ Agreement, each of the parties has agreed, subject to certain limited exceptions, not to sell, pledge, assign, encumber or otherwise transfer or dispose any Common Stock during the period following the consummation of the Distribution until October 23, 2021 without the consent of the Silver Lake Funds and the Thoma Bravo Funds, as applicable.

CUSIP No. 62878D100

Indemnification

Under the Stockholders’ Agreement, the Issuer has agreed, subject to certain exceptions, to indemnify the Sponsors and various respective affiliated persons from certain losses arising out of the indemnified persons’ investment in, or actual, alleged or deemed control or ability to influence, the Issuer.

Corporate Opportunities

The Stockholders’ Agreement contains a covenant that requires the Issuer’s restated charter to provide for a renunciation of corporate opportunities presented to the Sponsors and their respective affiliates and the directors nominated by the Silver Lake Funds and Thoma Bravo Funds under the Stockholders’ Agreement to the maximum extent permitted by Section 122(17) of the Delaware General Corporation Law.

Registration Rights Agreement

In connection with the Distribution, the Issuer entered into a registration rights agreement with the Sponsors with customary representations, warranties and covenants, pursuant to which the Issuer has granted the Sponsors and their affiliates certain registration rights with respect to Issuer common stock owned by them.

Sponsor Selling Restrictions

The Sponsors have agreed with SolarWinds and the Issuer that the Sponsors will be restricted from selling or otherwise disposing of more than 5% of their shares of SolarWinds or Issuer Common Stock for one year following the distribution date unless the applicable transaction involves a sale or disposition of a pro rata interest in both SolarWinds and the Issuer, or the applicable Sponsor provides SolarWinds with an unqualified tax opinion from a qualified tax advisor that such a disposition will not cause the distribution to fail to qualify under Section 361(c) or Section 355(c) of the U.S. Internal Revenue Code of 1986, as amended. SolarWinds also may unconditionally waive the restriction on dispositions but, in the event of a waiver, would cease to be able to rely on the opinions from its tax counsel and tax advisers delivered in connection with the Distribution.

The foregoing descriptions of the Stockholders Agreement and the Registration Rights Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements, which are filed as exhibits to this Schedule 13D and are incorporated herein by reference.

Item 7	Material to be Filed as Exhibits

Exhibit 1	Agreement of Joint Filing as required by Rule 13d-1(k)(1) under the Act.

Exhibit 2	Stockholders’ Agreement dated as of July 19, 2021, by and among N-able, Inc. and the stockholders’ named therein (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on July 20, 2021).

Exhibit 3	Registration Rights Agreement, dated as of July 19, 2021, by and among N-able, Inc. and the stockholders’ named therein (incorporated by reference to Exhibit 4.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on July 20, 2021).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 29, 2021

THOMA BRAVO FUND XI, L.P.

By:	Thoma Bravo Partners XI, L.P.
Its:	General Partner

By:	Thoma Bravo UGP XI, LLC
Its:	General Partner

By:	Thoma Bravo UGP, LLC
Its:	Managing Member

By:	/s/ Seth Boro
Name:	Seth Boro
Title:	Managing Partner

THOMA BRAVO FUND XI-A, L.P.

By:	Thoma Bravo Partners XI, L.P.
Its:	General Partner

By:	Thoma Bravo UGP XI, LLC
Its:	General Partner

By:	Thoma Bravo UGP, LLC
Its:	Managing Member

By:	/s/ Seth Boro
Name:	Seth Boro
Title:	Managing Partner

THOMA BRAVO EXECUTIVE FUND XI, L.P.

By:	Thoma Bravo Partners XI, L.P.
Its:	General Partner

By:	Thoma Bravo UGP XI, LLC
Its:	General Partner

By:	Thoma Bravo UGP, LLC
Its:	Managing Member

By:	/s/ Seth Boro
Name:	Seth Boro
Title:	Managing Partner

THOMA BRAVO FUND XII, L.P.

By:	Thoma Bravo Partners XII, L.P.
Its:	General Partner

By:	Thoma Bravo UGP XII, LLC
Its:	General Partner

By:	Thoma Bravo UGP, LLC
Its:	Managing Member

By:	/s/ Seth Boro
Name:	Seth Boro
Title:	Managing Partner

THOMA BRAVO FUND XII-A, L.P.

By:	Thoma Bravo Partners XII, L.P.
Its:	General Partner

By:	Thoma Bravo UGP XII, LLC
Its:	General Partner

By:	Thoma Bravo UGP, LLC
Its:	Managing Member

By:	/s/ Seth Boro
Name:	Seth Boro
Title:	Managing Partner

THOMA BRAVO EXECUTIVE FUND XII, L.P.

By:	Thoma Bravo Partners XII, L.P.
Its:	General Partner

By:	Thoma Bravo UGP XII, LLC
Its:	General Partner

By:	Thoma Bravo UGP, LLC
Its:	Managing Member

By:	/s/ Seth Boro
Name:	Seth Boro
Title:	Managing Partner

THOMA BRAVO EXECUTIVE FUND XII-A, L.P.

By:	Thoma Bravo Partners XII, L.P.
Its:	General Partner

By:	Thoma Bravo UGP XII, LLC
Its:	General Partner

By:	Thoma Bravo UGP, LLC
Its:	Managing Member

By:	/s/ Seth Boro
Name:	Seth Boro
Title:	Managing Partner

THOMA BRAVO SPECIAL OPPORTUNITIES FUND II, L.P.

By:	Thoma Bravo Partners XI, L.P.
Its:	General Partner

By:	Thoma Bravo UGP XI, LLC
Its:	General Partner

By:	Thoma Bravo UGP, LLC
Its:	Managing Member

By:	/s/ Seth Boro
Name:	Seth Boro
Title:	Managing Partner

THOMA BRAVO SPECIAL OPPORTUNITIES FUND II-A, L.P.

By:	Thoma Bravo Partners XI, L.P.
Its:	General Partner

By:	Thoma Bravo UGP XI, LLC
Its:	General Partner

By:	Thoma Bravo UGP, LLC
Its:	Managing Member

By:	/s/ Seth Boro
Name:	Seth Boro
Title:	Managing Partner

THOMA BRAVO PARTNERS XI, L.P.

By:	Thoma Bravo UGP XI, LLC
Its:	General Partner

By:	Thoma Bravo UGP, LLC
Its:	Managing Member

By:	/s/ Seth Boro
Name:	Seth Boro
Title:	Managing Partner

THOMA BRAVO PARTNERS XII, L.P.

By:	Thoma Bravo UGP XII, LLC
Its:	General Partner

By:	Thoma Bravo UGP, LLC
Its:	Managing Member

By:	/s/ Seth Boro
Name:	Seth Boro
Title:	Managing Partner

THOMA BRAVO UGP, LLC

By:	/s/ Seth Boro
Name:	Seth Boro
Title:	Managing Partner

Annex A

Managers of Thoma Bravo UGP, LLC

The following sets forth certain information regarding the managers of Thoma Bravo UGP, LLC. The business address for each of of the following persons is 150 N. Riverside Plaza, Suite 2800, Chicago, Illinois 60606.

Name	Citizenship	Present Principal Occupation or Employment
Orlando Bravo	USA	Founder and managing partner at Thoma Bravo.

Carl Thoma	USA	Founder and managing partner at Thoma Bravo.

Lee Mitchell	USA	Managing partner at Thoma Bravo.

Seth Boro	Canada	Managing partner at Thoma Bravo.

Holden Spaht	USA	Managing partner at Thoma Bravo.

Scott Crabill	USA	Managing partner at Thoma Bravo.

Annex B

List of Other Stockholders Party to the Stockholder Agreement

AlpInvest GA Co C.V.

AlpInvest Partners Co-Investments 2014 I C.V.

AlpInvest Partners Co-Investments 2014 II C.V.

AM 2014 Co C.V.

HarbourVest 2015 Global Fund L.P.

HarbourVest Global Annual Private Equity Fund L.P.

HarbourVest Partners IX Buyout Fund L.P.

HarbourVest Partners X AIF Buyout L.P.

HarbourVest Partners X Buyout Fund L.P.

Hermes USA Investors Venture II LP

Howard Hughes Medical Institute

Lexington Co-Investment Holdings III L.P.

Meranti Fund L.P.

NB - Iowa’s Public Universities LP

NB Crossroads XX - MC Holdings LP

NB Crossroads XXI - MC Holdings LP

NB PEP Holdings Limited

NB RP Co-Investment & Secondary Fund LLC

NB Sonoran Fund Limited Partnership

NB Strategic Co-Investment Partners II Holdings LP

NB Wildcats Fund LP

Neuberger Berman Insurance Fund Series of the SALI Multi-Series Fund L.P.

NPS Co-Investment (A) Fund L.P.

The Prudential Insurance Corporation of America

The Prudential Legacy Insurance Corporation of New Jersey

Silver Lake Partners IV, L.P.

Silver Lake Technology Investors IV, L.P.

Silver Lake Technology Associates IV, L.P.

SLP Aurora Co-Invest, L.P.

SMRS-TOPE LLC

TFL Trustee Company Limited as Trustee of the TFL Pension Fund